UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

CARDAX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

$0.001 par value per share

(Title of Class of Securities)

14141D102

(CUSIP Number of Class of Common Stock)

David G. Watumull

Cardax, Inc.

2800 Woodlawn Drive, Suite 129

Honolulu, Hawaii 96822

(808) 457-1400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Richard M. Morris, Esq.

Herrick, Feinstein LLP
2 Park Avenue

New York, New York 10016

(212) 592-1400

CALCULATION OF FILING FEE:

Transaction Valuation:	Amount of Filing Fee:
$8,588,792.42 (a)	$1,069.30 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the Cardax, Inc. (the “Company”) to holders of its $0.625 warrants (“Original Warrants”) to exchange up to 27,705,782 of such Original Warrants, plus a fee of $0.15 per Original Warrant (“Exchange Payment”) for an equal number of shares of common stock of the Company (“Exchange Offer”). The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that 27,705,782 outstanding Original Warrants are tendered in the Exchange Offer, and was determined using $0.31 per Original Warrant, which represents the average of the bid and ask price of the Company’s common stock on May 1, 2018 on the OTCQB.

(b)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) and (g) under the Securities Act of 1933, computed based upon the average of the bid and ask price per share of the Company’s common stock on May 1, 2018 on the OTCQB.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,069.30

Form or Registration Number: Registration Statement on Form S-4 (File No. 333-224619)

Filing Party: Cardax, Inc.

Date Filed: May 2, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Cardax, Inc., a Delaware corporation (the “Company”) on June 15, 2018, in connection with the Company’s offer to exchange each issued and outstanding warrant that provided the holder the right to purchase a share of common stock of the Company, par value $0.001 per share (“Common Stock”) at $0.625 per share (each, an “Original Warrant”) and payment by the holder of $0.15 in cash (the “Exchange Payment”), for one share of Common Stock, which constitutes the “Exchange Offer”.

This Amendment No. 1 to the Schedule TO should be read in conjunction with the Schedule TO, the Offer Letter and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

This Amendment No. 1 amends the Schedule TO to (i) amend and restate in its entirety Item 1, (ii) amend and supplement Item 10, and (iii) add additional exhibits. Except as amended hereby to the extent specifically provided herein, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

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Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and restated in its entity by the Summary Term Sheet, filed as exhibit (a)(1)(d) to this Amendment No. 1, which is incorporated herein.

Item 10. Financial Statements.

The first paragraph in Section 3. Description of the Transaction in the Notes to Pro Forma Condensed Consolidated Financial Statements is amended and restated as follows:

“The Company is offering to exchange each issued and outstanding Original Warrant together with the Exchange Payment for an Exchange Share. The Company will accept for exchange any and all Original Warrants validly tendered at any time prior to 5:00 p.m., New York City time, during the period (the “Exchange Period”) beginning on the effective date of the registration statement filed in connection with the Exchange Offer, and continuing until the date (the “Expiration Date”) that is 21 business days after the effective date, unless extended by the Company. The Company will issue the Exchange Shares promptly after the Expiration Date. The Company will accept for exchange any Original Warrant held by any person other than the original holder if such Original Warrant is transferred in accordance with the terms of the Original Warrant and applicable federal and state securities laws. Holders may elect to participate in the Exchange Offer with respect to some, all or none of their Original Warrants. If a holder chooses not to participate in the Exchange Offer, the holder’s Original Warrants will remain in full force and effect, as originally issued with an exercise price of $0.625 per share and will retain in all respects their original terms and provisions.”

The last paragraph in Section 3. Description of the Transaction in the Notes to Pro Forma Condensed Consolidated Financial Statements is amended and restated as follows:

“The agreement between the Company and M.M. Dillon & Co. and CIM Securities provides that the Company will indemnify M.M. Dillon & Co. and CIM Securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

Exhibit Number	Description

(a) (1) (d)	Summary Term Sheet

(a) (1) (e)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Amendment No. 2 to the Registration Statement on Form S-4, filed with the SEC on June 20, 2018).

(a) (4) (c)	Amendment No. 2 to Registration Statement on Form S-4, filed with the SEC on June 20, 2018

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CARDAX, INC.

By:	/s/ David G. Watumull
Name:	David G. Watumull
Title:	President & Chief Executive Officer

Date: June 20, 2018

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Letter to Warrant Holders (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 2, 2018).

(a)(1)(b)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 2, 2018).**

(a)(1)(c)	Summary Term Sheet (incorporated herein by reference to Exhibit (a)(1)(c) to the Company’s Schedule TO, filed with the SEC on June 15, 2018).**

(a)(1)(d)	Summary Term Sheet.*

(a)(1)(e)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Amendment No. 2 to the Registration Statement on Form S-4, filed with the SEC on June 20, 2018).

(a)(4)(a)	Registration Statement on Form S-4 (as filed with the SEC on May 2, 2018 and incorporated herein by reference).

(a)(4)(b)	Amendment No. 1 to Registration Statement on Form S-4 (as filed with the SEC on June 14, 2018 and incorporated herein by reference).

(a)(4)(c)	Amendment No. 2 to Registration Statement on Form S-4 (as filed with the SEC on June 20, 2018 and incorporated herein by reference).

(a)(5)(a)	Current Report on Form 8-K (as filed with the SEC on May 2, 2018 and incorporated herein by reference).

(a)(5)(b)	Press Release (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 2, 2018).

(d)(1)	Form of Class A Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(2)	Form of Noteholder Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(3)	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(4)	Form of Financial Consultant Warrant (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

* Filed herein.

** Amended and restated in its entirety by the Summary Term Sheet filed herein.

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